FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of November 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 16, 2009, announcing Registrant’s financial results for the quarter ending September 30, 2009.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: November 16, 2009

Gilat Announces Results for the Third Quarter, 2009

Petah Tikva, Israel, November 16, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter ending September 30, 2009.

Revenues for the third quarter of 2009 were $54.6 million, compared to $65.3 million for the same period in 2008. Net income for the third quarter of 2009 was $2.5 million, or $0.06 per diluted share, compared to a net loss $0.5 million, or $0.01 per diluted share, for the third quarter of 2008.

Revenues for the nine month period ended September 30, 2009 were $171.5 million, compared to $201.4 million for the comparable period of 2008. Net income for the nine month period ended September 30, 2009 was $1.5 million or $0.04 per diluted share, compared to $5.3 million or $0.13 per diluted share, for the same period of 2008.

Gilat’s Chief Executive Officer and Chairman of the Board, Amiram Levinberg, said, “This quarter, our financial results continued to show stability and we continued to increase our cash position by maintaining our cost control measures. We are pleased to announce today that Ms. Susan Miller has joined Spacenet as CEO of Spacenet Integrated Government Solutions (SIGS). SIGS will focus on expanding our reach to new customers including the Department of Defense, Homeland Security, the Intelligence community and government related agencies. Ms. Miller brings to us over 20 years of industry experience and previously served as President and Chairman of the Board for Intelsat General Corporation where she grew its business from $80 million to just under $300 million in annual revenue during her tenure. I am confident that Ms. Miller’s vast experience will contribute significantly to Spacenet’s expansion to this growing market.”

Recent Announcements

–	A government defense agency in Asia has awarded Gilat a multi-million dollar contract to deliver a turnkey broadband communications solution. Gilat’s turnkey solution will integrate a variety of technology platforms and will include its SkyEdge II high performance platform, enabling the delivery of high-speed data, video and voice applications to serve the different units within the organization.

–	Kazakhtelecom JSC, (KT), Kazakhstan’s largest telecommunications operator, has added Gilat’s cellular backhaul solution to its satellite communications network. Gilat integrated its SkyAbis cellular backhaul solution with Huawei’s native IP 3G base stations to enable KT’s expansion of communications services to regions where it was not economically feasible before.

–	Cable & Wireless Panama, Panama’s largest telecommunications operator, chose Gilat to provide a SkyEdge II high-performance network that will be used to deliver broadband Internet to hundreds of schools in remote areas nationwide.

–	Gilat announced the successful deployment of a broadband satellite Internet service for passengers of Kazakhstan Temir Zholy, the national railway company of Kazakhstan. Transtelecom, a government-owned telco established to meet the railway’s communications needs, selected Gilat as the satellite equipment provider for this pioneering deployment.

–	China Unicom is deploying Gilat’s SkyAbis cellular backhaul solution to enhance GSM mobile connectivity in China’s Xinjiang region. Remote areas of the Xinjiang region are now able to receive high-quality mobile voice and data services similar to those offered in other developed regions in China.

–	Telespazio Brasil, one of Brazil’s largest satellite service providers, chose Gilat to provide a 1,200-site SkyEdge II broadband satellite communications network. The network will be used by Sicredi Bank for both primary enterprise networking connectivity as well as back-up.

Conference Call & Webcast

Gilat will host a conference call today at 9:30 AM Eastern Time. In order to ensure audio access, participants from the U.S. should dial in at (866) 860-9642 and international participants should dial in at (972) 3-918-0644. The live presentation may also be accessed via Webcast through the Company’s website at www.gilat.com prior to the call. A replay of the call will be available beginning at approximately 12:00 PM Eastern Time, November 16, 2009 until November 18, 2009 at 12:00 PM.

To listen to the replay, U.S. participants should call (888) 269-0005 and international participants should call (972) 3-925-5927. The call will also be available for replay as a Webcast on the Company’s website at www.gilat.com and will be archived for 30 days.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements for the three and nine months ending September 30, 2009 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the impact of a non-cash share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization and non cash stock option expenses as per SFAS 123(R) (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income and EBIDTA is presented in the attached summary financial statements.

Investor Relations Contact:
Tom Watts
Watts Capital Partners, LLC
Tel: +1 (212) 879 0954
twatts@wattscapital.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2009	2008
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	121,695	73,916
Short-term bank deposits and held-to-maturity marketable securities	25,212	63,033
Short-term restricted cash	8,444	8,581
Restricted cash held by trustees	5,411	24,169
Trade receivables, net	46,754	59,038
Inventories	14,959	20,719
Other current assets	19,827	22,036

Total current assets	242,302	271,492

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	4,895	5,692
Severance pay fund	10,874	11,085
Long-term trade receivables, receivables in respect of capital
leases and other receivables	2,354	8,937

Total long-term investments and receivables	18,123	25,714

PROPERTY AND EQUIPMENT, NET	102,189	109,369

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	3,256	4,064

TOTAL ASSETS	365,870	410,639

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2009	2008
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	6,500	6,500
Current maturities of long-term loans and convertible notes	4,806	4,346
Trade payables	12,293	23,317
Accrued expenses	23,286	25,761
Short-term advances from customer, held by trustees	5,411	24,169
Other current liabilities	25,567	34,593

Total current liabilities	77,863	118,686

LONG-TERM LIABILITIES:
Accrued severance pay	11,271	12,297
Long-term loans, net	10,028	14,003
Accrued interest related to restructured debt	1,505	1,838
Convertible subordinated notes	15,817	16,315
Other long-term liabilities	17,149	17,276

Total long-term liabilities	55,770	61,729

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,829	1,821
Additional paid in capital	863,074	862,390
Accumulated other comprehensive income	1,898	2,106
Accumulated deficit	(634,564)	(636,093)

Total shareholders' equity	232,237	230,224

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	365,870	410,639

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	171,469	201,425	54,640	65,295
Cost of revenues	119,840	135,757	37,989	45,917

Gross profit	51,629	65,668	16,651	19,378

Research and development expenses:
Expenses incurred	12,265	13,293	4,170	4,359
Less - grants	1,720	1,380	535	604

	10,545	11,913	3,635	3,755

Selling, marketing, general and administrative expenses	41,909	48,570	13,399	15,133

Operating income (loss)	(825)	5,185	(383)	490

Financial income, net	659	2,261	886	577
Expenses related to aborted merger transaction	-	(1,972)	-	(1,039)
Other income	2,396	1,182	2,197	-

Income before taxes on income	2,230	6,656	2,700	28

Taxes on income	701	1,322	206	574

Net income (loss)	1,529	5,334	2,494	(546)

Basic net earnings (loss) per share	0.04	0.13	0.06	(0.01)

Diluted net earnings (loss) per share	0.04	0.13	0.06	(0.01)

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	40,131	39,852	40,189	39,989

Diluted	41,410	42,229	41,615	39,989

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Nine months ended September 30,		Three months ended September 30,
		2009	2008	2009	2008
		Unaudited	Unaudited	Unaudited	Unaudited

	GAAP operating income (loss)	(825)	5,185	(383)	490
	Non-cash stock-based compensation expenses (1)	674	518	225	138

	Non-GAAP operating income (loss)	(151)	5,703	(158)	628

	GAAP net income (loss)	1,529	5,334	2,494	(546)
	Non-cash stock-based compensation expenses (1)	674	518	225	138

	Non-GAAP net income (loss)	2,203	5,852	2,719	(408)

	GAAP Earnings (loss) per share (diluted)	0.04	0.13	0.06	(0.01)
	Non-cash stock-based compensation expenses (1)	0.01	0.01	0.00	0.00

	Non-GAAP Earnings (loss) per share (diluted)	0.05	0.14	0.06	(0.01)

(1)
	Non-cash stock-based compensation expenses:
	Cost of Revenues	120	21	43	7
	Research and development	56	1	19	-
	Selling, general, marketing and administrative	498	496	163	131

		674	518	225	138

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income (loss)	1,529	5,334	2,494	(546)
Adjustments required to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation and amortization	10,864	9,625	3,605	3,333
Gain from redemption of convertible notes	(22)	-	-	-
Gain from the sale of an investment accounted for at cost	(2,597)	-	(2,398)	-
Stock-based compensation related to employees	674	518	225	138
Accrued severance pay, net	(815)	388	(321)	172
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	153	(204)	(2)	292
Accrued interest and exchange rate differences on
held-to-maturity marketable securities, net	(332)	(1,777)	(55)	(142)
Exchange rate differences on long-term loans	320	(34)	239	(538)
Exchange rate differences on loans to employees	(4)	21	(4)	1
Capital loss from disposal of property and equipment	137	51	73	-
Deferred income taxes	323	(220)	108	6
Decrease (increase) in trade receivables, net	13,088	(11,628)	4,253	2,407
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	7,390	(2,140)	308	2,078
Decrease (increase) in inventories	7,319	(1,092)	1,167	163
Increase (decrease) in trade payables	(11,397)	(7,663)	2,266	(8,847)
Increase (decrease) in accrued expenses	(2,485)	4,004	874	4,600
Increase (decrease) in advances from customer, held
by trustees, net	(18,758)	204	(7,795)	(292)
Decrease in other accounts payable and other long term liabilities	(11,439)	(14,995)	(4,524)	(1,453)

Net cash provided by (used in) operating activities	(6,052)	(19,608)	513	1,372

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from investing activities:
Purchase of property and equipment	(2,941)	(8,728)	(1,068)	(4,403)
Proceeds from sale of an investment accounted for at cost	2,597	-	2,398	-
Other investments	-	(195)	-	-
Purchase of held to maturity marketable securities and deposits	(99,270)	(100,375)	(25,193)	(19,816)
Proceeds from held to maturity marketable securities and deposits	137,422	118,128	64,210	87,056
Proceeds from sale of property and equipment	-	426	-	-
Loans to employees, net	35	2,792	23	14
Proceeds from restricted cash held by trustees	18,609	-	7,761	-
Investment in restricted cash (including long-term)	(87)	(602)	-	(5)
Proceeds from restricted cash (including long-term)	1,029	171	31	-

Net cash provided by investing activities	57,394	11,617	48,162	62,846

Cash flows from financing activities:
Early redemption of convertible notes	(45)	-	-	-
Exercise of stock options	9	2,516	3	651
Short-term bank credit, net	-	(322)	-	-
Repayment of long-term loans	(4,259)	(4,278)	(4,092)	(4,086)

Net cash used in financing activities	(4,295)	(2,084)	(4,089)	(3,435)

Effect of exchange rate changes on cash and cash equivalents	732	(434)	229	(1,177)

Increas (decrease) in cash and cash equivalents	47,779	(10,509)	44,815	59,606

Cash and cash equivalents at the beginning of the period	73,916	122,807	76,880	52,692

Cash and cash equivalents at the end of the period	121,695	112,298	121,695	112,298

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	(825)	5,185	(383)	490
Add:
Non-cash stock-based compensation exepnses	674	518	225	138
Deprecation and amortization	10,864	9,625	3,605	3,333

EBITDA	10,713	15,328	3,447	3,961